

February 22, 2011

Mr. Drew A. Moyer
Chief Financial Officer
Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

> **Re:** **Pulse Electronics Corporation**
> **Form 10-K for the Fiscal Year Ended December 25, 2009**
> **Filed February 24, 2010**
> **File No. 001-05375**

Dear Mr. Moyer:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief